SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2009

Shaw Communications Inc.

By:	/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces fourth quarter and full year results
and preliminary fiscal 2010 guidance
Calgary, Alberta (October 23, 2009) — Shaw Communications Inc. announced results for the fourth quarter and fiscal year ended August 31, 2009. Consolidated service revenue for the three and twelve month periods of $873 million and $3.39 billion, respectively, was up 8% and 9% over the same periods last year. Service operating income before amortization1 of $395 million and $1.54 billion, respectively, improved 7% and 9% over the comparable periods. Funds flow from operations2 was $321 million and $1.32 billion for the quarter and year respectively, compared to $321 million and $1.22 billion in the same periods last year.
During the quarter Basic cable subscribers increased 6,374 to 2,289,900, Digital customers were up 110,501 to 1,297,684, and Internet and Digital Phone lines grew by 27,376 to 1,678,335 and 55,708 to 829,717, respectively. DTH customers increased 2,728 to 900,941.
Chief Executive Officer and Vice Chair Jim Shaw commented, “Throughout 2009 subscriber growth was solid. Our focus on Digital deployment, combined with the consumers increased demand for HDTV, drove record Digital growth during the year. We added over 388,000 new subscribers increasing our Digital penetration of Basic from 40% at August 31, 2008 to almost 57% at August 31, 2009.”
Free cash flow1 for the quarter and year was $99 million and $504 million, respectively, compared to $143 million and $453 million for the same periods last year. The quarterly decline was due to increased capital investment and the impact of cash taxes offsetting higher service operating income before amortization. The annual improvement in free cash flow was achieved through higher service operating income before amortization after taking into account almost $50 million of increased capital investment and the impact of the Company becoming cash taxable during the current quarter.
Jim Shaw stated, “Our financial and operational results for the quarter and annual period demonstrate our ability to manage effectively in a challenging economic and highly competitive environment. Our prudent management approach enabled us to invest in the business and execute on our strategic initiatives providing customers with high quality innovative products, value pricing, and exceptional customer service. The foundation of our service delivery system includes our dedicated employee base and our technologically advanced broadband network. Our commitment to customer service is a strong competitive advantage, and in support of this our employee base grew rapidly from 6,500 in 2005 to over 10,000 today. During 2009 we invested over $775 million in our capital infrastructure in order to continue to meet customers’ demands. The investment was directed to the enhancement of our broadband network including capacity upgrades to accommodate the continued growth of HD services, subscriber growth with a focus on increasing our Digital base, expansion of our Digital Phone footprint, continued node segmentation, Internet speed increases of 50% and the launch of a 100 Mbps service with DOCSIS 3.0 deployment, back office and customer support systems, and facilities expansion. Our business is capital intensive: we must continue to reinvest a large portion of our operating profits to remain in step with technology advancements and provide consumers the choice and innovation they demand. From 2005 through 2009 we invested over $3.0 billion in capital.

For 2009 specifically we achieved solid growth across our key financial metrics: 9% improvement in both consolidated service revenue and service operating income before amortization, and an increase of over $50 million, or 11%, in free cash flow. Our continued financial success is directly related to our ability to deliver real value by anticipating and responding to the needs of our customers, offering variety and competitive rates. We do this while also making significant contributions to the enhancement of the Canadian broadcasting system. Our financial results include substantial investments, over $100 million in 2009, in support of Canadian television including Canadian content and local programming.”
Mr. Shaw continued, “We have added employees and invested to ensure our service delivery system is strong and our business has a sound future. While doing this we have maintained our profitability in a consistent manner. Also, while many other companies loaded up on debt overlooking that economic cycles occur, we have consistently lowered our debt each year and strengthened our business financially.”
Net income of $124 million or $0.29 per share for the quarter ended August 31, 2009 compared to $132 million or $0.31 per share for the same quarter last year. Net income for the annual period was $535 million or $1.25 per share compared to $672 million or $1.56 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). 3 The current and comparable annual periods each benefitted from tax recoveries primarily related to reductions in enacted income tax rates of $23 million and $199 million, respectively. The prior year also benefitted from a net duty recovery of approximately $22 million before income taxes related to the importation of satellite receivers. Excluding the non-operating items, net income for the current three and twelve month periods ended August 31, 2009 would have been $123 million and $504 million compared to $133 million and $460 million in the same periods last year.
Service revenue in the Cable division was up 10% and 11% for the three and twelve month periods, respectively, to $682 million and $2.63 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved 9% and 10%, respectively, for the three and twelve month periods to $328 million and $1.27 billion.
Service revenue in the Satellite division was $190 million and $760 million for the three and twelve month periods respectively, up 3% and 4% over the comparable periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter and annual period was $67 million and $269 million, respectively, compared to $67 million and $255 million for the same periods last year.

Mr. Shaw continued, “Looking forward we anticipate steady growth in fiscal 2010. Including the impact of a one-time CRTC Part II fee recovery, our preliminary view calls for consolidated service operating income before amortization to increase by 14% or more. We plan to continue our rate of capital investment driving business growth and improvements, including implementation of new technologies to provide our customers with unprecedented choice and leading edge products. Considering the full year impact of cash taxes, we expect free cash flow to be comparable to fiscal 2009. We caution that this preliminary guidance may change in light of competitive market dynamics and other risk factors.”
On October 1, 2009 the Company closed a $1.25 billion offering of 5.65% senior notes due October 1, 2019. The net proceeds are being used to repay near term maturing debt, potential acquisitions, working capital and general corporate purposes. Shaw subsequently redeemed its US$440 million Senior Notes and US$225 million Senior Notes on October 13, 2009 and its US$300 million Senior Notes on October 20, 2009.
The Company has received CRTC approval and will close the acquisition of Mountain Cablevision shortly. Mountain Cablevision, based in Hamilton, Ontario, was one of the larger remaining independent cable companies in Canada and represents a complementary growth opportunity for Shaw adding approximately 41,000 cable customers, 29,000 Internet subscribers, and 30,000 Digital Phone lines.
Mr. Shaw concluded “As we focus on the year ahead we plan to continue to invest in our high quality network and drive innovation in our products and services. These initiatives, combined with our focus on the delivery of a superior customer experience, strengthen our competitive position and build long-term value for our shareholders.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 800,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2009
October 23, 2009
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2008 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2009
Selected Financial Highlights

	Three months ended August 31			Year ended August 31
			Change			Change
($000’s Cdn except per share amounts)	2009	2008	%	2009	2008	%
Operations:
Service revenue	872,919	805,700	8.3	3,390,913	3,104,859	9.2
Service operating income before amortization (1)	394,528	369,527	6.8	1,538,950	1,408,236	9.3
Operating margin(1)	45.2%	45.9%		45.4%	45.4%
Funds flow from operations (2)	321,319	321,276	—	1,323,840	1,222,895	8.3
Net income	123,988	132,378	(6.3)	535,239	671,562	(20.3)
Per share data:
Earnings per share – basic	$0.29	$0.31		$1.25	$1.56
– diluted	$0.29	$0.31		$1.24	$1.55
Weighted average participating shares outstanding during period (000’s)	430,117	429,694		429,153	431,070

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2009	2009	2008	2009	2008
Subscriber statistics:
Basic cable customers	2,289,900	6,374	4,122	29,467	21,279
Digital customers	1,297,684	110,501	23,020	388,517	143,180
Internet customers (including pending installs)	1,678,335	27,376	24,785	109,283	114,206
DTH customers	900,941	2,728	1,736	8,413	12,943
Digital phone lines (including pending installs)	829,717	55,708	61,999	217,786	226,574

Shaw Communications Inc.
Additional Highlights
•
Consolidated service revenue of $872.9 million and $3.39 billion for the quarter and year respectively, improved 8.3% and 9.2% over the comparable periods last year. Total service operating income before amortization of $394.5 million and $1.54 billion was up 6.8% and 9.3% over the same periods.

•	Consolidated free cash flow[1] for the quarter was $98.8 million bringing the annual total to $504.4 million compared to $143.3 million and $452.6 million, respectively, for the same periods last year.

•	Dividends paid to shareholders in fiscal 2009 increased 15.8% to $351.9 million.

•
On October 1, 2009 the Company closed a $1.25 billion offering of 5.65% Senior Notes due October 1, 2019. The net proceeds are being used to repay near maturing debt, potential acquisitions, working capital and general corporate purposes.

•	Shaw redeemed its US$440 million Senior Notes and US$225 million Senior Notes on October 13, 2009 and its US$300 million Senior Notes on October 20, 2009.

•	Shaw has full availability under its $1.0 billion revolving bank credit facility and after the redemption of the US$ Senior Notes has no scheduled debt repayments until November 2012.
Consolidated Overview
Consolidated service revenue of $872.9 million and $3.39 billion for the quarter and year respectively, improved 8.3% and 9.2% over the same periods last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month and twelve month periods improved 6.8% and 9.3% over the comparable periods to $394.5 million and $1.54 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth.

1	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
Net income was $124.0 million and $535.2 million for the quarter and year, respectively compared to $132.4 million and $671.6 million for the same periods last year. Non-operating items affected net income in all periods including tax recoveries primarily related to reductions in enacted income tax rates in the current and comparable annual period of $22.6 million and $199.1 million, respectively. The prior twelve month period also benefitted from a net duty recovery related to satellite importations of $22.3 million. Outlined below are further details on these and other operating and non-operating components of net income for each period.

	Year ended	Operating net	Non-	Year ended	Operating net	Non-
($000’s Cdn)	August 31, 2009	of interest	operating	August 31, 2008	of interest	operating
Operating income	955,754			903,103
Amortization of financing costs – long-term debt	(3,984)			(3,627)
Interest expense – debt	(237,047)			(230,588)

Operating income after interest	714,723	714,723	—	668,888	668,888	—
Debt retirement costs	(8,255)	—	(8,255)	(5,264)	—	(5,264)
Other gains	19,644	—	19,644	24,009	—	24,009

Income before income taxes	726,112	714,723	11,389	687,633	668,888	18,745
Current income tax expense	23,300	23,300	—	—	—	—
Future income tax expense (recovery)	167,474	186,962	(19,488)	16,366	209,108	(192,742)

Income before following	535,338	504,461	30,877	671,267	459,780	211,487
Equity income (loss) on investee	(99)	—	(99)	295	—	295

Net income	535,239	504,461	30,778	671,562	459,780	211,782

	Three months ended	Operating net	Non-	Three months ended	Operating net	Non-
($000’s Cdn)	August 31, 2009	of interest	operating	August 31, 2008	of interest	operating
Operating income	236,407			241,838
Amortization of financing costs – long-term debt	(1,066)			(882)
Interest expense – debt	(62,400)			(56,563)

Operating income after interest	172,941	172,941	—	184,393	184,393	—
Debt retirement costs	—	—	—		—	—
Other gains	828	—	828	(1,742)		(1,742)

Income before income taxes	173,769	172,941	828	182,651	184,393	(1,742)
Current income tax expense	23,300	23,300	—	—	—	—
Future income tax expense (recovery)	26,481	26,365	116	50,574	51,149	(575)

Income before following	123,988	123,276	712	132,077	133,244	(1,167)
Equity income on investee	—	—	—	301	—	301

Net income	123,988	123,276	712	132,378	133,244	(866)

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	August 31, 2009 net income compared to:
	Three months ended		Year ended
(000’s Cdn)	May 31, 2009	August 31, 2008	August 31, 2008
Increased (decreased) service operating income before amortization	(742)	25,001	130,714
Increased amortization	(11,322)	(30,616)	(78,420)
Increased interest expense	(1,317)	(5,837)	(6,459)
Change in net other costs and revenue (1)	(627)	2,269	(7,750)
Decreased (increased) income taxes	6,051	793	(174,408)

	(7,957)	(8,390)	(136,323)

(1)
Net other costs and revenue includes debt retirement costs, other gains and equity income (loss) on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit).

Basic earnings per share were $0.29 and $1.25 for the quarter and twelve months, respectively, compared to $0.31 and $1.56 in the same periods last year. The current three month period benefitted from higher service operating income before amortization of $25.0 million which was more than offset by increased amortization of $30.6 million and interest of $5.8 million. On a year-to-date basis service operating income before amortization was up $130.7 million partially offset by increased amortization of $78.4 million. The improvement was more than offset due to lower income taxes in the prior year of $174.4 million that included a $199.1 million future tax recovery as compared to a current twelve month period tax recovery of $22.6 million. Both recoveries were primarily related to reductions in corporate income tax rates. The prior twelve month period also benefitted from improved net other costs and revenue of $7.8 million mainly due to a $22.3 million net duty recovery related to satellite receiver importations partially offset by a current period gain of $10.8 million realized on settlement of a bond forward contract.
Net income in the current quarter decreased $8.0 million compared to the third quarter of fiscal 2009 mainly due to increased amortization of $11.3 million partially offset by lower income taxes of $6.1 million.
Funds flow from operations was $321.3 million in both the current and comparable quarter last year. Improved service operating income before amortization in the current quarter was offset by current income taxes. On an annual basis funds flow from operations was $1.32 billion compared to $1.22 billion in 2008. The annual increase was principally due to higher service operating income before amortization partially reduced by current income taxes.
Consolidated free cash flow for the quarter of $98.8 million compared to $143.3 million in the same period last year. Improved service operating income in the current quarter of $25.0 million was more than offset by increased capital investment of $40.4 million and cash taxes of $23.3 million. For the year free cash flow was up $51.8 million over last year to $504.4 million. The annual growth was primarily due to increased service operating income before amortization of $130.7 million partially offset by increased capital investment of $49.1 million and cash taxes of $23.3 million. The Cable division generated $62.8 million of free cash flow for the quarter compared to $102.5 million in the comparable period. The Satellite division achieved free cash flow of $36.0 million for the quarter compared to $40.8 million in the same period last year.

Shaw Communications Inc.
On October 1, 2009 the Company closed a $1.25 billion offering of 5.65% senior notes due October 1, 2019. The net proceeds are being used to repay near maturing debt, potential acquisitions, working capital and general corporate purposes. Shaw redeemed its US$440 million Senior Notes and US$225 million Senior Notes on October 13, 2009 and its US$300 million Senior Notes on October 20, 2009. Shaw has full availability under its $1.0 billion revolving bank credit facility and after the redemption of the US Senior Notes has no scheduled debt repayments until November 2012 providing it significant liquidity and flexibility.
On October 7, 2009 the Government of Canada and members of the broadcasting industry that are required to pay Part II license fees announced they had entered into a settlement agreement on the Part II license fee issue.  The agreement has resulted in the government agreeing that it will not seek Part II license fees owing for the fiscal years 2007, 2008 and 2009 that were not collected due to the ongoing legal dispute.  In return, members of the broadcasting industry, including Shaw, discontinued their appeal before the Supreme Court of Canada challenging the validity of the fees.  Under the settlement, the government is also recommending that the CRTC develop a new forward-looking regime that would be capped at $100 million per year, indexed to inflation. In October 2009 the Company recorded a recovery of approximately $52 million after taxes for the Part II fees that had been accrued for the past three years and will not be collected pursuant to the agreement.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.

Shaw Communications Inc.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2009, for the purpose of determining free cash flow, the Company revised its calculation of capital expenditures to net proceeds on capital dispositions. Historically, the proceeds received on the sale of property, plant and equipment were not included in the free cash flow calculation as they were generally nominal. The Company expects these will be more material on a prospective basis as it commences to consolidate its operating groups at its new campus style facility in Calgary, disposes of redundant assets, and replaces various operating assets as it continues to upgrade and improve competitiveness.
Commencing in 2010, for the purpose of determining free cash flow, the Company will exclude stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is also more in line with our North American peers who report free cash flow.
The definition of free cash flow is more fully described in the Company’s August 31, 2008 Annual Report on page 10.
Consolidated free cash flow is calculated as follows:

	Three months ended August 31,		Year ended August 31,
($000’s Cdn)	2009	2008	2009	2008
Cable free cash flow (1)	62,813	102,525	342,798	305,338
Combined satellite free cash flow (1)	35,965	40,759	161,618	147,293

Consolidated free cash flow	98,778	143,284	504,416	452,631

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2009	2008	%	2009	2008	%
Service revenue (third party)	682,463	620,410	10.0	2,630,982	2,375,586	10.8

Service operating income before amortization (1)	328,007	302,166	8.6	1,269,620	1,153,274	10.1
Less:
Interest expense	55,501	49,657	11.8	209,438	199,600	4.9
Cash taxes	23,300	—		23,300	—

Cash flow before the following:	249,206	252,509	(1.3)	1,036,882	953,674	8.7

Capital expenditures and equipment costs (net):
New housing development	14,588	22,786	(36.0)	73,676	93,547	(21.2)
Success based	55,475	30,185	83.8	185,469	102,735	80.5
Upgrades and enhancement	77,556	67,198	15.4	297,651	271,242	9.7
Replacement	17,274	13,187	31.0	55,798	57,575	(3.1)
Buildings/other	21,500	16,628	29.3	81,490	123,237	(33.9)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	186,393	149,984	24.3	694,084	648,336	7.1

Free cash flow (1)	62,813	102,525	(38.7)	342,798	305,338	12.3

Operating margin	48.1%	48.7%	(0.6)	48.3%	48.5%	(0.2)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•
Cable service revenue for the quarter and year of $682.5 million and $2.63 billion, respectively, was up 10.0% and 10.8% over the same periods last year. Service operating income before amortization of $328.0 million and $1.27 billion, respectively, increased 8.6% and 10.1% over the comparable three and twelve month periods.

•	During the quarter Basic cable subscribers increased 6,374 to 2,289,900. On an annual basis Basic subscribers were up 29,467.
•
Digital customers increased 110,501 during the quarter to 1,297,684, and for the twelve month period 388,517 customers were added. Shaw’s Digital penetration of Basic has increased from 40.2% at August 31, 2008 to 56.7% at August 31, 2009.

•
Digital Phone lines increased 55,708 during the quarter to 829,717 lines and Internet was up 27,376 to total 1,678,335 as at August 31, 2009. Internet penetration of Basic continues to be one of the highest in North America and now stands at 73.3% up from 69.4% at August 31, 2008.

Cable service revenue for the quarter and year of $682.5 million and $2.63 billion, respectively, was up 10.0% and 10.8% over the same periods last year. Customer growth and rate increases accounted for the improvement. Service operating income before amortization of $328.0 million and $1.27 billion, respectively, increased 8.6% and 10.1% over the comparable three and twelve month periods. The improvement was driven by revenue related growth partially offset by higher employee costs and other expenses, including marketing, sales activities, and equipment maintenance and support.

Shaw Communications Inc.
Service revenue was up $12.9 million or 2.0% over the third quarter of fiscal 2009 primarily due to customer growth and rate increases. Service operating income before amortization improved $2.6 million over this same period due to the revenue related growth partially reduced by increased employee related costs and other costs related to growth.
Total capital investment of $186.4 million for the quarter increased $36.4 million compared to the same quarter last year. Capital investment of $694.1 million for the year increased $45.7 million over the comparable annual period.
Spending in new housing development for the three and twelve month periods declined $8.2 million and $19.9 million, respectively, over the same periods last year mainly due to reduced activity.
Success-based capital increased $25.3 million and $82.7 million over the comparable quarter and annual periods, respectively. Both current periods had higher Digital success-based capital primarily due to increased customer activations associated with the new rental strategy and lower customer pricing of certain equipment. Internet and Digital Phone success-based capital was also up as the current periods included higher investment mainly due to bulk purchases of equipment at the end of the year as well as increased activity.
Investment in the upgrades and enhancement category and replacement category combined was up $14.4 million for the quarter and $24.6 million on an annual basis compared to the same periods last year. The current quarterly period included higher spending on various network projects including mainline upgrades, node segmentation, Digital Phone related investment mainly related to softswitch expansion, and bulk vehicle purchases. The annual period included higher spending on Internet projects to enhance the speed of Shaw’s various Internet offerings partially offset by lower investment on Digital Phone related capital.
Investment in Buildings and other increased $4.9 million on a quarterly basis and declined $41.7 million on an annual basis compared to the same periods last year. The lower spend in the annual period was primarily due to higher investment last year in various facilities projects, including the purchase of a property in Calgary adjacent to existing Company owned facilities, partially offset by increased investment in the current year on IT projects to upgrade back office and customer support systems. The current annual period also benefitted from proceeds on the sale of redundant facilities.

Shaw Communications Inc.
Subscriber Statistics

			August 31, 2009
			Three months ended		Year ended
				Change		Change
	August 31, 2009	August 31, 2008(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,289,900	2,260,433	6,374	0.3	29,467	1.3
Penetration as % of homes passed	62.8%	63.5%
Digital customers	1,297,684	909,167	110,501	9.3	388,517	42.7

INTERNET:
Connected and scheduled	1,678,335	1,569,052	27,376	1.7	109,283	7.0
Penetration as % of basic	73.3%	69.4%
Standalone Internet not included in basic cable	235,686	214,315	4,085	1.8	21,371	10.0

DIGITAL PHONE:
Number of lines (2)	829,717	611,931	55,708	7.2	217,786	35.6

(1)	August 31, 2008 figures are restated for comparative purposes as if the acquisition of the Campbell River cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
Shaw is committed to capital investment driving business growth and improvements, including implementation of new technologies to provide our customers with choice and leading edge products. The Company continues to enhance its HD offerings, with the most recent addition of AMC to the HD channel line-up, and now carries 56 HD channels and offers over 500 HD titles through Shaw Video on Demand and HD PPV. It now has over 500,000 HD capable cable customers.
The Digital Phone footprint grew in the quarter with continued launches in various smaller centres in Southern Alberta and surrounding areas of Edmonton. The Digital Phone service is available to 94% of Basic customers and over 38% are taking the service at August 31, 2009.
Internet speed increases of 50 per cent or greater were implemented during the year as well as a new 100 Mbps service, High-Speed Nitro, using DOCSIS 3.0 technology. As at August 31, 2009, the new 100 Mbps service was available in Saskatoon, Victoria and Winnipeg and recently the service was launched in Vancouver, Calgary and Edmonton. Internet penetration of Basic continues to be one of the highest in North America and now stands at 73.3% up from 69.4% at August 31, 2008.
Late in fiscal 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190.9 million. In early September 2009 the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2009	2008	%	2009	2008	%
Service revenue (third party)
DTH (Shaw Direct)	169,319	162,879	4.0	673,226	640,061	5.2
Satellite Services	21,137	22,411	(5.7)	86,705	89,212	(2.8)

	190,456	185,290	2.8	759,931	729,273	4.2

Service operating income before amortization (1)
DTH (Shaw Direct)	55,686	55,538	0.3	223,499	206,541	8.2
Satellite Services	10,835	11,823	(8.4)	45,831	48,421	(5.3)

	66,521	67,361	(1.2)	269,330	254,962	5.6

Less:
Interest expense (2)	6,563	6,562	—	26,251	29,599	(11.3)

Cash flow before the following:	59,958	60,799	(1.4)	243,079	225,363	7.9

Capital expenditures and equipment costs (net):
Success based (3)	20,750	18,524	12.0	73,453	72,512	1.3
Transponders and other	3,243	1,516	113.9	8,008	5,558	44.1

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	23,993	20,040	19.7	81,461	78,070	4.3

Free cash flow (1)	35,965	40,759	(11.8)	161,618	147,293	9.7

Operating Margin	34.9%	36.4%	(1.5)	35.4%	35.0%	0.4

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
Operating Highlights
•	Free cash flow of $36.0 million for the quarter compares to $40.8 million in the same period last year. On a annual basis free cash flow of $161.6 million increased $14.3 million over the prior year.
•	During the quarter Shaw Direct added 2,728 customers bringing the annual growth to 8,413 customers. As at August 31, 2009 DTH customers now total 900,941.
Service revenue of $190.5 million and $759.9 million for the three and twelve month periods, respectively, was up 2.8% and 4.2% over the same periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter of $66.5 million compared to $67.4 million last year. The modest decline in the current period was due to lower contribution from the Satellite Services division resulting from the economic impact on Shaw Tracking. On an annual basis service operating income before amortization was up 5.6% to $269.3 million. The increase was mainly due to the revenue related improvement partially offset by costs to support customer service and other costs related to growth.
Service operating income before amortization decreased $3.4 million from the third quarter mainly due to timing of marketing and sales expenses.

Shaw Communications Inc.
Total capital investment of $24.0 million and $81.5 million for the quarter and year respectively, were comparable to the prior year spends of $20.0 million and $78.1 million, respectively. The increase in Transponder and other in both the current periods was mainly due to the relocation and expansion of the Montreal call centre.
During the quarter Shaw Direct added Canal D, a popular French specialty channel, to its HD line up and most recently added AMC HD. Shaw Direct now offers a total of 55 HD services to almost 325,000 HD customers.
Subscriber Statistics

August 31, 2009
			Three months ended		Year ended
				Change		Change
	August 31, 2009	August 31, 2008	Growth	%	Growth	%

DTH customers (1)	900,941	892,528	2,728	0.3	8,413	0.9

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2009	2008	%	2009	2008	%
Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—	12,547	12,547	—
Deferred equipment revenue	32,655	33,034	(1.1)	132,974	126,601	5.0
Deferred equipment costs	(61,045)	(58,975)	3.5	(247,110)	(228,524)	8.1
Deferred charges	(257)	(257)	—	(1,025)	(1,025)	—
Property, plant and equipment	(132,611)	(104,628)	26.7	(480,582)	(414,732)	15.9
The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative year is primarily due to continued growth in sales of higher priced HD digital equipment up to February 2009. During the third quarter, the Company launched a new HD digital rental program as part of its focus on growing the HD customer base.
Amortization of property, plant and equipment increased over the comparable periods as the amortization of capital expenditures incurred in fiscal 2008 and 2009 exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2009	2008	%	2009	2008	%
Amortization of financing costs – long-term debt	1,066	882	20.9	3,984	3,627	9.8
Interest expense – debt	62,400	56,563	10.3	237,047	230,588	2.8
Interest expense increased over the comparative periods as a result of a higher average debt level partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.
Debt retirement costs
During the third quarter, the Company redeemed the Videon CableSystems Inc. Cdn $130 million Senior Debentures. In connection with the early redemption, the Company incurred costs of $9.2 million and wrote-off the remaining unamortized fair value adjustment of $0.9 million. The Company used part of the proceeds from its $600 million Senior notes issuance completed in March 2009 to fund the redemption.
The debt retirement costs in the prior year were in relation to the early redemption of the Cdn $100 million 8.54% COPrS in January 2008.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the current year includes a gain of $10.8 million on cancellation of a bond forward contract while the prior year includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Income taxes
Future income taxes fluctuated over the comparative periods due to income tax recoveries primarily in respect of reductions in the enacted corporate income tax rates.

Shaw Communications Inc.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2008 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Impact of Regulation – Potential for New or Increased Fees
On June 4, 2009 the CRTC released its decision in the New Media hearing and determined the new media exemption order would be maintained and no fees would be imposed on the revenues of Internet Service Providers at this time.
On July 6, 2009 the CRTC set the level of contribution by a BDU to fund the new Local Programming Improvement Fund (“LPIF”) at 1.5%. The approved level of contribution to the LPIF will increase Shaw’s costs.
On September 17, 2009 the Government issued an Order-in-Council (OIC) to the CRTC under section 15 of the Broadcasting Act that requires the CRTC to hold a hearing and report on fee for carriage from the perspective of the impacts that a fee-for-carriage regime would have on consumers and on the evolution of the broadcasting system. The CRTC issued a Public Notice on October 2, 2009 scheduling a Public Hearing on fee for carriage to be held December 7, 2009. It is possible that changes to the regulations respecting fee for carriage will result, including the potential for new or increased fees.
FINANCIAL POSITION
Total assets at August 31, 2009 were $8.9 billion compared to $8.4 billion at August 31, 2008. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2008.
Current assets increased $353.2 million due to increases in cash and short-term securities of $453.2 million, accounts receivable of $6.3 million and prepaids of $8.4 million partially offset by a decrease in future income taxes of $115.3 million. Cash and short-term securities were up due to excess funds from the $600 million Senior Note issuance. Prepaids increased due to timing of payments for certain expenditures while accounts receivable were up due to subscriber growth and rate increases. Future income taxes declined due to the use of non-capital loss carryforwards.
Property, plant and equipment increased $205.0 million as current year capital investment exceeded amortization.
Deferred charges decreased by $14.9 million due to a decrease in deferred equipment costs of $18.4 million.
Broadcast rights increased $40.1 million due to the acquisition of the Campbell River cable system in British Columbia.

Shaw Communications Inc.
Current liabilities (excluding current portion of long-term debt and derivative instruments) decreased $104.6 million due to decreases in bank indebtedness of $44.2 million and accounts payable of $92.6 million partially offset by increases in income taxes payable of $22.9 million and unearned revenue of $9.4 million. Accounts payable and accrued liabilities declined due to funding the remaining amount owing in respect of wireless spectrum licenses partially offset by increases in trade payables and other accruals including CRTC Part II fees. Income taxes payable increased due to the Company becoming cash taxable in the current year and unearned revenue increased due to customer growth and rate increases.
Total long-term debt increased $443.4 million as a result of $593.6 million in net proceeds on the Senior note issuance and an increase of $31.8 million relating to the translation of hedged US denominated debt partially offset by the early redemption of the Videon CableSystems Inc. Cdn $130 million Senior Debentures and repayment of bank borrowings of $55.0 million. The current portion of long-term debt increased due to the US $440 million Senior notes due in April 2010.
Other long-term liability was higher due to the current year defined benefit pension plan expense.
Derivative instruments (including current portion) decreased $54.6 million of which $31.8 million was in respect of the foreign exchange gain on the notional amounts of the derivatives relating to hedges on long-term debt. Current derivative instruments increased by $171.7 million primarily due to the cross-currency interest rate exchange agreement in respect of the aforementioned US $440 million Senior notes due in April 2010.
Deferred credits decreased $28.8 million due to a decrease in deferred equipment revenue of $14.4 million and amortization of deferred IRU revenue of $12.5 million.
Future income taxes increased $55.9 million due to the current year future income tax expense partially offset by an income tax recovery related to reductions in corporate income tax rates.
Share capital increased by $50.4 million primarily due to the issuance of 3,488,130 Class B Non-Voting Shares under the Company’s option plans for $59.0 million partially offset by the repurchase of 1,683,000 Class B Non-Voting Shares for $33.6 million of which $8.6 million reduced stated share capital and $25.0 million was charged against retained earnings. As of October 15, 2009, share capital is as reported at August 31, 2009 with the exception of the issuance of 267,290 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased primarily due to a decline in the unrealized losses on derivative instruments related to US denominated long-term debt.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $504.4 million of consolidated free cash flow. Shaw used its free cash flow along with net proceeds of $593.6 million from its Senior notes offering, proceeds on cancellation of US dollar forward purchase contracts and a bond forward contract of $24.1 million, proceeds on issuance of Class B Non-Voting Shares of $57.0 million, working capital reduction of $70.6 million and other net items of $17 million to redeem the Videon CableSystems Inc. Cdn $130 million Senior Debentures, purchase $33.6 million of Class B Non-Voting Shares for cancellation, repay debt and bank indebtedness of $99.2 million, pay common share dividends of $351.9 million, fund the final cash payment of $152.5 million related to deposits on wireless spectrum licenses and purchase the Campbell River cable system for $46.3 million. The remaining $453.2 million was held in cash and short-term securities.

Shaw Communications Inc.
To allow for timely access to capital markets, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009. The shelf prospectus allows for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, on March 27, 2009, Shaw issued $600 million of Senior notes at a rate of 6.50% due June 2, 2014. Net proceeds (after issuance at a discount of $1.8 million and issue and underwriting expenses) of $593.6 million are being used for debt repayment, working capital and general corporate purposes. Excess funds are being held in cash and short-term securities.
Subsequent to year end, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010 and US $225 million 7.25% due April 6, 2011 on October 13, 2009, and its US $300 million 7.20% senior notes due December 15, 2011 on October 20, 2009. On October 1, 2009, the Company issued $1.25 billion of senior notes at a rate of 5.65% due 2019. Estimated net proceeds (after issuance at a discount of $4.0 million and issue and underwriting expenses) of $1.24 billion were used for the aforementioned notes redemptions.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009. During the first quarter, the Company repurchased 1,683,000 Class B Non-Voting Shares for $33.6 million. No shares were repurchased during the remainder of the year.
At August 31, 2009, Shaw held $453.2 million in cash and short-term securities and had access to $1 billion of available credit facilities. Based on cash balances, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.
CASH FLOW
Operating Activities

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2009	2008	%	2009	2008	%
Funds flow from operations	321,319	321,276	—	1,323,840	1,222,895	8.3
Net decrease in non-cash working capital balances related to operations	30,924	25,793	19.9	59,090	19,304	206.1

	352,243	347,069	1.5	1,382,930	1,242,199	11.3

Funds flow from operations increased over comparative year primarily due to growth in service operating income before amortization partially offset by current income tax expense. The net change in non-cash working capital balances over the comparative periods is due to timing of collection of accounts receivable and payment of accounts payable and accrued liabilities in addition to the Company becoming cash taxable in the current quarter.
Investing Activities

	Three months ended August 31,			Year ended August 31,
($000’s Cdn)	2009	2008	Decrease	2009	2008	Increase
Cash flow used in investing activities	(177,789)	(218,936)	41,147	(966,716)	(734,135)	(232,581)
The cash used in investing activities decreased over the comparable quarter due to the initial cash outlay in the fourth quarter of the prior year in respect of deposits for the wireless spectrum licenses. On an annual basis, the cash used in investing activities was up primarily due to the final cash outlay in respect of deposits for the wireless spectrum licenses, the acquisition of the Campbell River cable system and higher cash outlays for capital expenditures partially offset by increased proceeds on disposal of property, plant and equipment. In addition, the current year benefitted from proceeds on cancellation of certain US dollar forward purchase contracts while the prior year benefitted from a customs duty recovery on equipment costs.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(In $ millions Cdn)	2009	2008	2009	2008
Bank loans and bank indebtedness — net borrowings (repayments)	—	10.0	(99.2)	99.2
Net proceeds on issuance of Cdn $600 million 6.50% Senior notes	—	—	593.6	—
Redemption of Videon CableSystems Inc. 8.15% Senior Debentures	—	—	(130.0)	—
Repayment of senior unsecured notes	—	—	—	(296.8)
Redemption of Cdn 8.54% Series B COPrS	—	—	—	(100.0)
Dividends	(90.3)	(77.3)	(351.9)	(303.8)
Repayment of Partnership debt	(0.1)	(0.2)	(0.5)	(0.4)
Debt retirement costs	—	—	(9.2)	(4.3)
Issue of Class B Non-Voting Shares	4.1	7.0	57.0	32.5
Purchase of Class B Non-Voting Shares for cancellation	—	(67.7)	(33.6)	(99.8)
Proceeds on cancellation of bond forward contract	—	—	10.8	—

	(86.3)	(128.2)	37.0	(673.4)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating		Basic and	Funds flow
	Service	income before		diluted earnings	from
($000’s Cdn except per share amounts)	revenue	amortization (1)	Net income	per share	operations (2)
2009
Fourth	872,919	394,528	123,988	0.29	321,319
Third	861,382	395,270	131,945	0.31	356,046
Second	839,144	381,355	156,229	0.36	334,508
First	817,468	367,797	123,077	0.29	311,967
2008
Fourth	805,700	369,527	132,378	0.31	321,276
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as other gains and debt retirement costs and the impact of corporate income tax rate reductions. Net income declined by $170.7 million in the third quarter of 2008 and by $24.3 million in the third quarter of 2009 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $188.0 and $22.6 million to net income in the second quarters of 2008 and 2009, respectively. The decline in net income in the first and fourth quarters of 2009 of $9.3 million and $8.0 million, respectively is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2008 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2009 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.
In January 2009, the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 during the second quarter had no impact on the Company’s consolidated financial statements as credit adjusted fair values had already been used.

Shaw Communications Inc.
Recent accounting pronouncements:
Goodwill and intangible assets
In 2010, the Company will adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in a changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders. The Company has completed its preliminary identification and assessment of accounting and reporting differences and evaluation of accounting policies is in progress. In addition, training has been provided to certain key employees involved in or directly impacted by the conversion process.

Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures.

Shaw Communications Inc.
2010 GUIDANCE
The Company’s preliminary view with respect to 2010 guidance calls for consolidated service operating income before amortization to increase by 14% or more including the impact of a one-time CRTC Part II fee recovery. Excluding the impact of the Part II fee recovery and the expected contribution from Mountain Cable this represents an organic growth rate of approximately 8%. Free cash flow is expected to be comparable to 2009 after considering the full year impact of cash taxes and continued capital investment.
Certain important assumptions for 2010 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2010; a stable regulatory fee and rate environment; and the closing of the acquisition of Mountain Cable. While the Company does anticipate continued weaker economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.

Shaw Communications Inc.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	August 31, 2009	August 31, 2008

ASSETS
Current
Cash and cash equivalents	253,862	—
Short-term securities	199,375	—
Accounts receivable	194,483	188,145
Inventories	52,304	51,774
Prepaids and other	35,688	27,328
Future income taxes	21,957	137,220

	757,669	404,467
Investments and other assets	194,854	197,979
Property, plant and equipment	2,821,544	2,616,500
Deferred charges	259,738	274,666
Intangibles
Broadcast rights	4,816,153	4,776,078
Goodwill	88,111	88,111

	8,938,069	8,357,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 4]	—	44,201
Accounts payable and accrued liabilities	563,110	655,756
Income taxes payable	25,320	2,446
Unearned revenue	133,798	124,384
Current portion of long-term debt [note 4]	481,739	509
Derivative instruments	173,050	1,349

	1,377,017	828,645
Long-term debt [note 4]	2,668,749	2,706,534
Other long-term liability [note 9]	104,964	78,912
Derivative instruments	292,560	518,856
Deferred credits	659,073	687,836
Future income taxes	1,337,722	1,281,826

	6,440,085	6,102,609

Shareholders’ equity
Share capital [note 5]	2,113,849	2,063,431
Contributed surplus [note 5]	38,022	23,027
Retained earnings	384,747	226,408
Accumulated other comprehensive loss [note 7]	(38,634)	(57,674)

	2,497,984	2,255,192

	8,938,069	8,357,801

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS (DEFICIT)
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars except per share amounts]	2009	2008	2009	2008

Service revenue [note 2]	872,919	805,700	3,390,913	3,104,859
Operating, general and administrative expenses	478,391	436,173	1,851,963	1,696,623

Service operating income before amortization [note 2]	394,528	369,527	1,538,950	1,408,236
Amortization:
Deferred IRU revenue	3,137	3,137	12,547	12,547
Deferred equipment revenue	32,655	33,034	132,974	126,601
Deferred equipment costs	(61,045)	(58,975)	(247,110)	(228,524)
Deferred charges	(257)	(257)	(1,025)	(1,025)
Property, plant and equipment	(132,611)	(104,628)	(480,582)	(414,732)

Operating income	236,407	241,838	955,754	903,103
Amortization of financing costs — long-term debt	(1,066)	(882)	(3,984)	(3,627)
Interest expense — debt [note 2]	(62,400)	(56,563)	(237,047)	(230,588)

	172,941	184,393	714,723	668,888
Debt retirement costs	—	—	(8,255)	(5,264)
Other gains	828	(1,742)	19,644	24,009

Income before income taxes	173,769	182,651	726,112	687,633
Income tax expense	49,781	50,574	190,774	16,366

Income before the following	123,988	132,077	535,338	671,267
Equity income (loss) on investee	—	301	(99)	295

Net income	123,988	132,378	535,239	671,562
Retained earnings (deficit), beginning of period	351,069	222,948	226,408	(68,132)
Adjustment for adoption of new accounting policy	—	—	—	1,754
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	—	(51,627)	(25,017)	(74,963)
Dividends — Class A Shares and Class B Non-Voting Shares	(90,310)	(77,291)	(351,883)	(303,813)

Retained earnings, end of period	384,747	226,408	384,747	226,408

Earnings per share [note 6]
Basic	0.29	0.31	1.25	1.56
Diluted	0.29	0.31	1.24	1.55

[thousands of shares]
Weighted average participating shares outstanding during period	430,117	429,694	429,153	431,070
Participating shares outstanding, end of period	430,238	428,433	430,238	428,433
See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2009	2008	2009	2008
Net income	123,988	132,378	535,239	671,562

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	2,555	58,703	22,588	(36,193)
Realized gains on cancellation of forward purchase contracts	—		9,314	—
Adjustment for hedged items recognized in the period	5,460	6,171	14,443	40,223
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(2,733)	(57,062)	(27,336)	(4,796)
Unrealized foreign exchange gain on translation of a self- sustaining foreign operation	1	35	31	7

	5,283	7,847	19,040	(759)

Comprehensive income	129,271	140,225	554,279	670,803

Accumulated other comprehensive income (loss), beginning of period	(43,917)	(65,521)	(57,674)	312
Adjustment for adoption of new accounting policy	—	—	—	(57,227)
Other comprehensive income (loss)	5,283	7,847	19,040	(759)

Accumulated other comprehensive loss, end of period	(38,634)	(57,674)	(38,634)	(57,674)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2009	2008	2009	2008

OPERATING ACTIVITIES [note 8]
Funds flow from operations	321,319	321,276	1,323,840	1,222,895
Net decrease in non-cash working capital balances related to operations	30,924	25,793	59,090	19,304

	352,243	347,069	1,382,930	1,242,199

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(157,723)	(152,330)	(677,918)	(606,093)
Additions to equipment costs (net) [note 2]	(33,065)	(33,863)	(124,968)	(121,327)
Net customs duty recovery on equipment costs	—	—	—	22,267
Proceeds on cancellation of US forward purchase contracts	—	—	13,384	—
Net reduction (addition) to inventories	12,729	5,461	(530)	8,827
Deposits on wireless spectrum licenses	—	(38,447)	(152,465)	(38,447)
Cable business acquisition [note 3]	—	—	(46,300)	—
Proceeds on disposal of property, plant and equipment [note 2]	270	243	22,081	638

	(177,789)	(218,936)	(966,716)	(734,135)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	—	5,010	(44,201)	44,201
Increase in long-term debt	—	77,904	835,155	297,904
Long-term debt repayments	(131)	(73,026)	(427,124)	(640,142)
Proceeds on cancellation of bond forward contract	—	—	10,757	—
Debt retirement costs	—	—	(9,161)	(4,272)
Issue of Class B Non-Voting Shares [note 5]	4,143	6,955	56,996	32,498
Purchase of Class B Non-Voting Shares for cancellation [note 5]	—	(67,719)	(33,574)	(99,757)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(90,310)	(77,291)	(351,883)	(303,813)

	(86,298)	(128,167)	36,965	(673,381)

Effect of currency translation on cash balances and cash flows	34	34	58	7

Increase (decrease) in cash	88,190	—	453,237	(165,310)
Cash, beginning of the period	365,047	—	—	165,310

Cash, end of the period	453,237	—	453,237	—

Cash includes cash, cash equivalents and short-term securities
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital. The new disclosures are included in note 10.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The new disclosures are included in note 11.
In January 2009, the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 during the second quarter had no impact on the Company’s consolidated financial statements as credit adjusted fair values had already been used.
Recent accounting pronouncements
Goodwill and intangible assets
In 2010, the Company will adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
	$	$	$	$
Service revenue
Cable	683,690	621,365	2,635,832	2,379,361
DTH	172,608	165,783	684,831	650,653
Satellite Services	22,012	23,286	90,205	92,712

Inter segment —	878,310	810,434	3,410,868	3,122,726
Cable	(1,227)	(955)	(4,850)	(3,775)
DTH	(3,289)	(2,904)	(11,605)	(10,592)
Satellite Services	(875)	(875)	(3,500)	(3,500)

	872,919	805,700	3,390,913	3,104,859

Service operating income before amortization
Cable	328,007	302,166	1,269,620	1,153,274
DTH	55,686	55,538	223,499	206,541
Satellite Services	10,835	11,823	45,831	48,421

	394,528	369,527	1,538,950	1,408,236

Interest (1)
Cable	55,501	49,657	209,438	199,600
DTH and Satellite Services	6,563	6,562	26,251	29,599
Burrard Landing Lot 2 Holdings Partnership	336	344	1,358	1,389

	62,400	56,563	237,047	230,588

Cash taxes (1)
Cable	23,300	—	23,300	—
DTH and Satellite Services	—	—	—	—

	23,300	—	23,300	—

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest or cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
	$	$	$	$
Capital expenditures accrual basis
Cable	165,068	126,860	612,101	509,411
Corporate	13,678	8,558	46,761	93,437

Sub-total Cable including corporate	178,746	135,418	658,862	602,848
Satellite (net of equipment profit)	2,591	743	5,099	2,231

	181,337	136,161	663,961	605,079

Equipment costs (net of revenue received)
Cable	7,647	14,566	35,222	45,488
Satellite	21,402	19,297	76,362	75,839

	29,049	33,863	111,584	121,327

Capital expenditures and equipment costs (net)
Cable	186,393	149,984	694,084	648,336
Satellite	23,993	20,040	81,461	78,070

	210,386	170,024	775,545	726,406

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	157,723	152,330	677,918	606,093
Additions to equipment costs (net)	33,065	33,863	124,968	121,327

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	190,788	186,193	802,886	727,420
Increase (decrease) in working capital related to capital expenditures	24,765	(15,201)	11,559	2,608
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	(4,016)	—	(13,384)	—
Less: Proceeds on disposal of property, plant and equipment	(270)	—	(22,081)	—
Less: Satellite equipment profit (2)	(881)	(968)	(3,435)	(3,622)

Total capital expenditures and equipment costs (net) reported by segments	210,386	170,024	775,545	726,406

(1)
During the first quarter, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains are included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets are recognized.

(2)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	August 31, 2009
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	6,602,503	855,283	498,720	7,956,506

Corporate assets				981,563

Total assets				8,938,069

	August 31, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	6,465,183	869,710	523,736	7,858,629

Corporate assets				499,172

Total assets				8,357,801

3. BUSINESS ACQUISITION
A summary of net assets acquired on the Campbell River cable business acquisition, accounted for as a purchase, is as follows:

$
Identifiable net assets acquired at assigned fair values
Property, plant and equipment	6,825
Broadcast rights	40,075

46,900
Working capital deficiency	(600)

Cash purchase price	46,300

During the second quarter, the Company received CRTC approval for the purchase of the assets comprising the Campbell River cable system in British Columbia which serves approximately 12,000 basic subscribers. The acquisition was effective February 1, 2009 and results of operations have been included from that date.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		August 31, 2009			August 31, 2008
		Translated	Adjustment		Translated	Adjustment
		at year	for hedged	Long-term	at year	for hedged
	Effective	end	debt and	debt	end	debt and	Long-term
	interest	exchange	finance	repayable at	exchange	finance	debt repayable
	rates	rate(1)	costs(1) (2)	maturity	rate (1)	costs (1) (2)	at maturity
	%	$	$	$	$	$	$
Corporate
Bank loans (3)	Variable	—	—	—	55,000	—	55,000
Senior notes —
Cdn $600,000 6.50% due June 2, 2014 (4)	6.56	593,824	6,176	600,000	—	—	—
Cdn $400,000 5.70% due March 2, 2017	5.72	395,646	4,354	400,000	395,196	4,804	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	446,836	3,164	450,000	445,997	4,003	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	291,987	8,013	300,000	291,059	8,941	300,000
US $440,000 8.25% due April 11, 2010 (6)	7.88	481,198	161,422	642,620	465,711	176,909	642,620
US $225,000 7.25% due April 6, 2011 (6)	7.68	245,632	110,206	355,838	237,781	118,057	355,838
US $300,000 7.20% due December 15, 2011(6)	7.61	327,512	149,338	476,850	317,222	159,628	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,380	3,620	350,000	345,685	4,315	350,000

		3,129,015	446,293	3,575,308	2,553,651	476,657	3,030,308

Other subsidiaries and entities
Videon CableSystems Inc. —
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010 (4)	7.63	—	—	—	131,429	(1,429)	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	21,473	101	21,574	21,963	120	22,083

		21,473	101	21,574	153,392	(1,309)	152,083

Total consolidated debt		3,150,488	446,394	3,596,882	2,707,043	475,348	3,182,391
Less current portion (5) (6)		481,739	161,422	643,161	509	—	509

		2,668,749	284,972	2,953,721	2,706,534	475,348	3,181,882

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs, fair value adjustment on debt and bond forward proceeds of $27,761 (August 31, 2008 — $24,870).

(2)
Foreign denominated long-term debt is translated at the period-end foreign exchange rate of 1.0950 Cdn (2008 – 1.0620 Cdn). If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $418,633 (August 31, 2008 – $450,478) representing a corresponding amount in derivative instruments. The hedged rates on the senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at August 31, 2009:

			Operating
	Total	Bank loans(a) (b)	credit facilities(a)
	$	$	$
Total facilities	1,050,000	1,000,000	50,000
Letters of credit	627	—	627

	1,049,373	1,000,000	49,373

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.

(4)
On March 27, 2009, the Company issued $600,000 of senior notes at a rate of 6.50%. The effective rate is 6.56% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. A portion of the proceeds was used to redeem the Videon CableSystems Inc. $130,000 Senior Debentures on April 15, 2009.

(5)	Current portion of long-term debt includes the US $440,000 senior notes due April 11, 2010 and the amount due within one year on the Partnership’s mortgage bonds.

(6)	The notes were repaid subsequent to year end (see note 12).
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the year ended August 31, 2009 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Class A Share conversions	(30,000)	(3)	30,000	3
Issued upon stock option plan exercises	—	—	3,488,130	58,975
Purchase of shares for cancellation	—	—	(1,683,000)	(8,557)

August 31, 2009	22,520,064	2,468	407,717,782	2,111,381

Purchase of shares for cancellation
During the year ended August 31, 2009, the Company purchased 1,683,000 Class B Non-Voting Shares for cancellation for $33,574 of which $8,557 reduced the stated capital of the Class B Non-Voting Shares and $25,017 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to August 31, 2009 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. During the second quarter, the plan was amended to increase the maximum number of Class B Non-Voting Shares issuable under the plan by 20,000,000 to 52,000,000. To date 11,241,616 Class B Non-Voting Shares have been issued under the plan. During the year ended August 31, 2009, 3,488,130 options were exercised for $56,996.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the twelve months ended August 31, 2009 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,963,771	19.77
Granted	4,373,000	19.62
Forfeited	(1,133,974)	20.67
Exercised	(3,488,130)	16.34

Outstanding, end of period	23,714,667	20.21

The following table summarizes information about the options outstanding at August 31, 2009:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	August 31, 2009	contractual life	exercise price	August 31, 2009	exercise price
$8.69	20,000	4.14	$8.69	20,000	$8.69
$14.85 – $22.27	15,509,667	6.57	$17.98	7,710,671	$16.86
$22.28 – $26.20	8,185,000	8.01	$24.45	2,202,375	$24.30
The weighted average estimated fair value at the date of the grant for common share options granted was $2.99 per option (2008 — $3.53 per option) and $3.02 per option (2008 — $5.01 per option) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
Dividend yield	4.30%	3.65%	4.28%	2.92%
Risk-free interest rate	1.92%	3.12%	1.94%	4.21%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.6%	24.4%	26.5%	24.5%
Contributed surplus
The changes in contributed surplus are as follows:

Year ended
August 31, 2009
$
Balance, beginning of period	23,027
Stock-based compensation	16,974
Stock options exercised	(1,979)

Balance, end of period	38,022

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
Numerator for basic and diluted earnings per share ($)
Net income	123,988	132,378	535,239	671,562

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	430,117	429,694	429,153	431,070
Effect of dilutive securities	965	2,595	1,628	2,797

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	431,082	432,289	430,781	433,867

Earnings per share ($)
Basic	0.29	0.31	1.25	1.56
Diluted	0.29	0.31	1.24	1.55

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]

7.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	26,693	(4,105)	22,588
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	14,518	(75)	14,443
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(31,845)	4,509	(27,336)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	31	—	31

	22,781	(3,741)	19,040

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	3,037	(482)	2,555
Adjustment for hedged items recognized in the period	5,753	(293)	5,460
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(3,185)	452	(2,733)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	1	—	1

	5,606	(323)	5,283

Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(43,327)	7,134	(36,193)
Adjustment for hedged items recognized in the period	49,801	(9,578)	40,223
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(5,597)	801	(4,796)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	7	—	7

	884	(1,643)	(759)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	68,811	(10,108)	58,703
Adjustment for hedged items recognized in the period	7,756	(1,585)	6,171
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(66,586)	9,524	(57,062)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	35	—	35

	10,016	(2,169)	7,847

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2009	August 31, 2008
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	350	319
Fair value of derivatives	(38,984)	(57,993)

	(38,634)	(57,674)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]

8.	STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
	$	$	$	$
Net income	123,988	132,378	535,239	671,562
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(12,547)	(12,547)
Deferred equipment revenue	(32,655)	(33,034)	(132,974)	(126,601)
Deferred equipment costs	61,045	58,975	247,110	228,524
Deferred charges	257	257	1,025	1,025
Property, plant and equipment	132,611	104,628	480,582	414,732
Financing costs — long-term debt	1,066	882	3,984	3,627
Future income tax expense	26,481	50,574	167,474	16,366
Equity loss (income) on investee	—	(301)	99	(295)
Debt retirement costs	—	—	8,255	5,264
Stock-based compensation	4,492	4,419	16,974	16,894
Defined benefit pension plan	6,513	5,517	26,052	22,068
Net customs duty recovery on equipment costs	—	—	—	(22,267)
Gain on cancellation of bond forward	—	—	(10,757)	—
Other	658	118	(6,676)	4,543

Funds flow from operations	321,319	321,276	1,323,840	1,222,895

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
	$	$	$	$
Accounts receivable	6,001	(11,762)	(5,714)	(32,646)
Prepaids and other	(3,235)	(5,085)	(14,393)	(9,900)
Accounts payable and accrued liabilities	365	42,930	47,781	54,839
Income taxes payable	23,299	(4)	22,894	(58)
Unearned revenue	4,494	(286)	8,522	7,069

	30,924	25,793	59,090	19,304

(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2009	2008	2009	2008
	$	$	$	$
Interest	25,705	19,919	231,594	241,899
Income taxes	3	(2)	404	57

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
9. OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $6,875 (2008 - $5,879) and $27,500 (2008 — $23,516) for the three months and year ended August 31, 2009, respectively.
10. CAPITAL STRUCTURE MANAGEMENT
The Company’s objectives when managing capital are:
(i) to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;
(ii) to maintain compliance with debt covenants; and
(iii) to manage a strong and efficient capital base to maintain investor, creditor and market confidence.
The Company defines capital as comprising all components of shareholders’ equity (other than amounts in accumulated other comprehensive loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents and short-term securities.

	August 31, 2009	August 31, 2008

Bank indebtedness	—	44,201
Cash and cash equivalents	(253,862)	—
Short-term securities	(199,375)	—
Long-term debt repayable at maturity	3,596,882	3,182,391
Share capital	2,113,849	2,063,431
Contributed surplus	38,022	23,027
Retained earnings	384,747	226,408

	5,680,263	5,539,458

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009.
The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At August 31, 2009, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.
During the year ended August 31, 2009, the Company’s overall capital structure management strategy was unchanged from the year ended August 31, 2008.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Financial Instruments
The fair value of financial instruments has been determined as follows:
a)	The carrying value of financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature.
b)
The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

c)
The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

d)	The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost.
e)	The fair value of cross-currency interest exchange agreements and US currency contracts is determined using an estimated credit-adjusted mark-to-market valuation.
The carrying values and estimated fair values of long-term debt and all derivative financial instrument liabilities are as follows:

	August 31, 2009		August 31, 2008
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Long-term debt	3,150,488	3,394,224	2,707,043	2,743,250

Derivative financial instruments — Cross-currency interest rate exchange agreements	462,273	462,273	513,385	513,385
US currency forward purchase contracts	3,337	3,337	6,820	6,820

	3,616,098	3,859,834	3,227,248	3,263,455

The maturity dates for derivative financial instruments related to long-term debt are as outlined in note 4. US currency purchase contracts related to capital expenditures mature at various dates during fiscal 2010.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Risk management
The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.
Currency risk
As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since the Company’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. The Company utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness. As at August 31, 2009, 100% of the Company’s US dollar denominated debt maturities were hedged.
In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2009, the Company entered into forward contracts to purchase US $46,000 over a period of 12 months commencing in September 2008 at an average exchange rate of 1.1507 Cdn. In addition, the Company had in place long term forward contracts to purchase US $12,296 during 2009 at an average rate 1.4078. At August 31, 2009, the Company has forward contracts to purchase US $84,000 over a period of 12 months commencing in September 2009 at an average exchange rate of 1.1089 Cdn. In addition, the Company has in place long term forward contracts to purchase US $6,972 during 2010 at an average rate 1.4078.
Interest rate risk
Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian and US denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in note 4.
Interest on the Company’s banking facilities is based on floating rates, while the senior notes and debentures are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2009, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.
Market risk
Net income and other comprehensive income for the twelve months ended August 31, 2009 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.
The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $17,092 (net of tax). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.
The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $5,691(net of tax). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Credit risk
Accounts receivable are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2009, the Company had accounts receivable of $194,483, net of the allowance for doubtful accounts of $17,161. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2009, $77,256 of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.
The Company also mitigates credit risk through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.
The Company has mitigated the credit risk of holding short-term securities by investing funds in Government of Canada treasury bills.
Credit risks associated with cross-currency interest exchange agreements and US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.
Liquidity risk
Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long term debt.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
The Company’s undiscounted contractual maturities as at August 31, 2009 are as follows:

		Long-term debt	Other
	Trade and other	repayable at	derivative	Interest
	payables(1)	maturity(2)(5)	instruments(3)	payments(4)
Within one year	563,110	643,161	3,353	249,533
1 to 3 years	—	833,877	—	352,211
3 to 5 years	—	1,401,346	—	215,994
Over 5 years	—	718,498	—	105,777

	563,110	3,596,882	3,353	923,515

(1)	Includes trade payables and accrued liabilities.

(2)	US denominated long-term debt is reflected at the hedged rates of the associated cross-currency interest rate agreements (see note 4).

(3)	Includes foreign exchange forward contracts.

(4)	Interest payments on long-term debt including the interest related portion of the cross-currency interest exchange derivatives.

(5)	Subsequent to year end, the US senior notes were repaid (see note 12).
12. SUBSEQUENT EVENTS
Late in fiscal 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190,912. In early September 2009 the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.
In September 2009 the Company announced its intention to redeem all of its outstanding US $440,000 8.25% senior notes due April 11, 2010 and US $225,000 7.25% senior notes due April 6, 2011. The redemption date was October 13, 2009. On October 2, 2009 the Company announced its intention to redeem all of its outstanding US $300,000 7.20% senior notes due December 15, 2011. The redemption date was October 20, 2009. In conjunction with the redemption of the US senior notes, the Company unwound and settled a portion of the principal component of two of the associated cross-currency interest rate swaps. The Company simultaneously entered into offsetting currency swap transactions for the outstanding notional principal amounts under all the remaining cross-currency interest rate swap agreements.
Pursuant to the short form base shelf prospectus filed on March 11, 2009 on October 1, 2009 the Company issued $1,250,000 of senior notes at a rate of 5.65% due 2019. Estimated net proceeds (after issuance at a discount of $3,963 and issue and underwriting expenses) of $1,240,000 were used for the aforementioned notes redemptions.
On October 7, 2009 the Government of Canada and members of the broadcasting industry that are required to pay Part II license fees announced they had entered into an agreement on the Part II license fee issue. The agreement has resulted in the government agreeing that it will not seek Part II license fees for the fiscal years 2007, 2008 and 2009 that were not collected due to the ongoing legal dispute. In return, members of the broadcasting industry, including the Company, discontinued their appeal before the Supreme Court of Canada challenging the validity of the fees. Under the settlement, the government is also recommending that the CRTC develop a new forward-looking regime that would be capped at $100,000 per year, indexed to inflation. In October 2009 the Company recorded a recovery of approximately $52,000 after taxes for the Part II fees that had been accrued for the past three years and will not be collected pursuant to the agreement.